Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: February 18, 2021

1.	What was announced today?

•	Origin is merging with Artius Acquisition Inc. (Artius), commencing a process that will result in Origin becoming a public company traded on the Nasdaq.

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The transaction will further bolster our position as the world leader in carbon negative materials and facilitate our ability to execute on our mission to enable the world’s transition to sustainable materials.

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The transaction is expected to fund our aggressive growth strategy in a massive $1 trillion addressable market that is just beginning to transition from petroleum feedstocks to non-food, renewable feedstocks.

•	We will continue to operate under the Origin Materials name, and there will be no meaningful changes to the team or how we do business. It’s business as usual at Origin.

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The transaction includes investments from Danone, Nestlé Waters, PepsiCo, Mitsubishi Gas Chemical and AECI, as well as certain funds and accounts managed by Sylebra Capital, Senator Investment Group, Electron Capital Partners, BNP Paribas AM Energy Transition Fund and affiliates of Apollo.

2.	Why did Origin decide to go this route?

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By merging with Artius to become a public company, we immediately elevate the opportunities and resources available to us as we continue to leverage our disruptive technology to support our customers in meeting their ESG and decarbonization goals.

•	We believe this highly strategic business decision is the best course of action to take in this current market environment.

3.	Who is Artius?

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Artius Acquisition Inc. is a Nasdaq-listed special purpose acquisition company (SPAC) founded in July 2020 by Charles Drucker and Boon Sim to invest in disruptive platform technologies with large total addressable markets and strong secular tailwinds, led by exceptional management teams.

•	The Artius team has significant public company board experience and marquee anchor investors.

•	Artius recognized that Origin’s decarbonizing technology addresses a ~$1 trillion market opportunity and is anticipated to revolutionize the production of a wide range of end products.

4.	Why did you choose to work with Artius?

•	Origin and Artius share a commitment to creating a purpose-driven, revenue-generating business that addresses corporate decarbonization goals and climate commitments from countries.

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The alignment, resources and commitment between Origin and Artius will enable us to fulfill our mission – to leverage our revolutionary and patented platform technology to enable the world’s transition to sustainable materials.

5.	What were the terms of the acquisition?

•	The business combination values Origin at an implied $1.8 billion pro forma equity value.

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Origin expects to receive proceeds of $925 million through the business combination, including a $200 million fully-committed private financing, anchored by existing and new investors, including investments from Danone, Nestlé Waters, PepsiCo, Mitsubishi Gas Chemical and AECI.

6.	Did you consider an IPO?

•	Origin evaluated many opportunities to support the company’s growth and execute on our vision.

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After close evaluation, the opportunity to partner with Artius to take Origin public made the most sense to quickly take the company to the next chapter of growth and position the business to lead the market moving forward.

7.	When is the deal expected to close / when will Origin become public?

•	The proposed transaction is expected to close in the second quarter of 2021. At that time, Origin and Artius will become a combined company with stock listed on the Nasdaq.

8.	What does this mean for me as an employee of Origin?

•	We will continue to operate under the Origin name and there will be no meaningful changes to the team or how we do business.

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However, as we enter this new chapter, there are some rules we must all follow. There will be new reporting requirements, restrictions on trading our stock, and the SEC has strict guidelines governing external communications. To avoid closing delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Accordingly, you must refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). This means you cannot share or promote anything other than what Origin puts on our Origin channels, so you can share the LinkedIn update and Tweet from Origin’s page but not any related news articles about the transaction or discuss the topic on social media, with family and friends, etc.

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If someone – especially a member of the press – asks you about Origin plans to go public or its company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at Origin.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

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For any persistent inquiries from press or otherwise, please forward details of the inquiry to Evan Winchester, Senior Marketing Manager (elwinchester@originmaterials.com) who can help handle such requests appropriately during this sensitive time.

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Additionally, if you have any plans to participate in a public event, policy forum, conference, regulatory intervention, or anything else of that nature, please check in with Evan Winchester, Senior Marketing Manager (elwinchester@originmaterials.com) so that we can make sure you are aware of any updated restrictions or guidance. In some cases, we may need to transcribe your remarks and submit them to the SEC.

•	As soon as you receive any new speaking requests, please share them with Evan Winchester, Senior Marketing Manager (elwinchester@originmaterials.com).

9.	How does this benefit me as an employee of Origin?

•	We believe entering the public markets will significantly help us execute our aggressive growth strategy.

•	Going public unlocks new opportunities and resources that will accelerate our growth and commercial plant expansion plans.

•	We hope our employees will take pride in our collective efforts to create a “net zero” world.

10.	Can I buy stock in the company?

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You should refrain from buying or selling any shares of Artius stock prior to closing of the transaction. We will be instituting a stock trading policy in connection with the transaction that you will be required to follow going forward.

About Artius

Artius (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. (doing business as “Origin Materials”) is the world’s leading carbon negative materials company. Origin’s mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin’s patented drop-in core technology, cost-competitive economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin’s first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Artius will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Artius’s common stock in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Artius or Origin at the following:

Artius Contact Information

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

Origin Materials Contact Information

Investors:	Media:
OriginIR@icrinc.com	OriginPR@icrinc.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Artius’s and Origin’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artius’s securities, (ii) the risk that the transaction may not be completed by Artius’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger and Reorganization, by and between Artius Acquisition Inc., Zero Carbon Merger Sub Inc. and Micromidas, Inc., dated as of February 16, 2021 (the “Merger Agreement”) by the shareholders of Artius, and the satisfaction of the minimum trust account amount following redemptions by Artius’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Origin’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Origin and potential difficulties in Origin employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Origin or against Artius related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Artius’s securities on a national securities exchange, (x) the price of Artius’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Artius plans to operate or Origin operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to manage rapid growth effectively, including completion of construction of facilities and beginning production in commercial quantities, (xiii) the maintenance, expansion and refurbishment of Origin’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes, which may have an adverse effect on the combined company’s results of operations and financial condition, (xiv) the ability to discover, develop and protect new technologies and to protect and enforce Origin’s or Artius’s intellectual property rights, (xv) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xvi) the fact that Origin is an early stage company with a history of losses and its future profitability is uncertain, (xvii) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers (xviii) compliance with extensive environmental, health and safety laws could require material expenditures, changes in operations or site remediation, (xix) the risk of downturns and a changing regulatory landscape in the highly competitive industry, (xx) risks relating to the value of the Artius’s shares to be issued in the transaction and uncertainty as to the long-term value of Artius’s common stock, (xxi) disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xxii) the amount of redemption requests made by Artius’s stockholders, (xxiii) those factors discussed in Artius’s final prospectus filed with the SEC on July 15, 2020 under the “Risk Factors” heading, and other documents Artius has filed, or will file, with the SEC and (xxiii) other risks to Artius’s and Origin’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for Origin or Artius, adversely impact demand or production; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by Artius. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of Artius’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of Artius would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Artius’s or Origin’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Artius nor Origin assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in Artius’s final prospectus filed with the SEC on July 15, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.